Mail Stop 3561

June 15, 2009

Mr. Ralph Sheridan
President and Director
Good Harbor Partners Acquisition Corp.
79 Byron Road
Weston, MA 02493

> **Re:** **Good Harbor Partners Acquisition Corp.**
> **Form 10-Q for the Fiscal Quarter Ended**
> **March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-51693**

Dear Mr. Sheridan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Interim Financial Statements

Note 1 – Organization and Business Operations, page 5

1. Please note that you should include a statement, if true, that your interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please confirm whether this statement is reflective of the information included in your Form 10-Q for the quarter ended March 31, 2009 and confirm in future filings you will include such statement with your interim financial statements. Refer to Instruction 2 to Article 8-03 of Regulation S-X.

Item 5b. Other Information, page 18

2. We note that you disclosed a change in your independent accountants here in lieu of filing an Item 4.01 Form 8-K. Please note that filings required to be made under Item 4.01 of Form 8-K must be disclosed on Form 8-K, regardless of inclusion herein. For guidance, see Question 101.01 of the Exchange Act Form 8-K – Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. Therefore, please file an Item 4.01 Form 8-K reporting the change in your independent accountants from BDO Seidman, LLP to Gruber & Company LLC immediately or tell us why such report is not required.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant, at 202-551-3291 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services